SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                                 NURESCELL, INC.
           -----------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    67057R101
                         -------------------------------
                                 (CUSIP Number)

                             Hans Joachim Skrobanek
                      Advanced Technology Industries, Inc.
                    Taubenstrasse 20, Berlin, Germany D-10117
                               011-49-30-201-7780
           -----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                April 16, 2001
                          -----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement or Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

This Amendment No. 1 amends the 13D filed by Advanced Technology Industries, Inc. on January 22, 2001.

--------------------------------------------------------------------------------

CUSIP NO. 67057R101                    13D/A                   Page 2 of 6 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Advanced Technology Industries, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/  /
                                                                      (b)/  /
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO
     ITEMS 2(d) or 2(e)                                                   /   /


-------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
                         7   SOLE VOTING POWER

                              4,590,000
                         -------------------------------------------------------
     NUMBER OF           8   SHARED VOTING POWER
      SHARES
  BENEFICIALLY               -0-
    OWNED BY
      EACH               -------------------------------------------------------
    REPORTING            9   SOLE DISPOSITIVE POWER
     PERSON
      WITH                   4,590,000

                         -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                                 -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,590,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
                                                                            /  /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately  29.27%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

      CO
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D/A

ITEM 1.  SECURITY AND ISSUER.

         Title of Class:   Common Stock, par value $.0001

         Issuer:  Nurescell, Inc.

         Principal Executive Offices:
                  19762 MacArthur Blvd., Suite 332
                  Irvine, California  92612

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed on behalf of Advanced Technology Industries, Inc., hereinafter collectively referred to as "ATI". Items (a) through (c) and Item (f) providing information on this item regarding each executive officer, director, and controlling person, is provided in Exhibit 7.1 attached to this
Schedule 13D/A.

         (a)  Advanced Technology Industries, Inc.

         (b) ATI's principal place of business is Taubenstrasse 20, Berlin, Germany D-10117

         (c) ATI's principal business is the acquisition and commercialization of new or previously existing but non-commercialized technologies, particularly those developed by scientists and engineers in Israel, Russia, and Germany, through the acquisition of a direct interest in the technology, right to use the technology and/or ownership in the entity owning the technology.

         (d) During the last five years neither it nor, to the best of its knowledge, any executive officer, director, or controlling person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years neither it nor, to the best of its knowledge, any executive officer, director, or controlling person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Advanced Technology Industries, Inc. is organized and existing pursuant to the laws of the State of Delaware, United States.

                                Page 3 of 6 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Shares of the Reporting Party are being exchanged with Shares of Issuer owned by Issuer's Shareholder Glenn A. Cramer Separate Property Trust of September 1, 1987 (as amended and restated as of March 21, 2001) ("Cramer"). Thus Reporting Party is issuing to Cramer 1,090,000 shares of Advanced Technology Industries, Inc. $.0001 common stock (the "ATI Stock") in exchange for Cramer transferring to Reporting Party 1,090,000 shares of the common stock of Issuer (the "Nurescell Stock").

ITEM 4.  PURPOSE OF TRANSACTION.

Purpose of Transaction
----------------------

         The transaction reported herein was one of the transactions being negotiated at the time of Reporting Party's filing of its initial 13D, and was discussed in that 13D which was filed on January 22, 2001. The transaction reported herein provides for an exchange of 1,090,000 shares of Reporting Party's stock in exchange for 1,090,000 of Issuer's stock. The transaction also provides that Cramer has certain registration rights for registering the ATI stock he is receiving if, at any time within five years from the date of the Agreement ATI proposes to register any offering of shares of its capital stock under the Securities Act.

         Reporting Party acquired the Issuer's stock for the purpose of increasing its equity investment in the Issuer. Issuer owns the proprietary rights in certain nuclear shielding technology which Reporting Party believes is consistent with Reporting Party's business pursuits. Reporting Party's acquisition of Issuer's stock is a strategic investment to further its interests in the nuclear shielding and remediation markets.

         Reporting Party may seek to purchase other shares of Issuer from other shareholders, but is not currently in negotiations with any other shareholders to purchase additional shares.

         Reporting Party has no present plans or proposals which would result in any of the following: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(2) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (3) any material change in the present capitalization or dividend policy of the issuer; (4) any other material change in the issuer's business or corporate structure; (5) changes in the issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (6) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (7) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (8) any similar action to those enumerated above.


                               Page 4 of 6 Pages

         For a complete description of the terms of the transactions described above, reference is made to the Agreement for Purchase of Stock and the Registration Rights Agreement attached as Exhibit 7.2 to this Schedule 13D/A.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Prior to the transaction reported herein, ATI was the individual beneficial owner of 3,500,000 shares of the Issuer, constituting a 22.3% of the ownership interest in Issuer. After the closing of the transaction reported herein, ATI will be the beneficial owner of 4,590,000 shares of the Issuer, constituting 29.27% of the ownership interest in Issuer.

         (b) ATI is the individual beneficial owner of 4,590,000 shares of the Issuer, as to all of which Reporting Party has the sole power to vote or direct the vote and Sole power to dispose or direct the disposition. Reporting Party does not have shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any shares.

         (c) ATI has not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

         To the best of ATI's knowledge, no executive officer, director or controlling person of ATI has any interest in the securities of the Issuer, except for Adrian and Dianna Joseph, whose interests have been reported in Nurescell, Inc.'s filings, to the best of ATI's knowledge.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as disclosed in the Schedule 13D filed by Reporting Party on January 22, 2001 and those set forth above and in the Exhibits attached hereto, ATI has no contracts, arrangements, understandings or relationships (legal or otherwise) between it and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                                Page 5 of 6 Pages

         To the best of ATI's knowledge, no executive officer, director or controlling person of ATI has any contracts, arrangements, understandings or relationships (legal or otherwise) between them and any person with respect to any securities of the issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         7.1 Report Regarding Item 2(a)-(c) and (f) regarding executive officers, directors and controlling persons.

         7.2 Agreement For Purchase Of Stock between Glenn A. Cramer Separate Property Trust of September 1, 1987 (as amended and restated as of March 21,
2001), and Advanced Technology Industries, Inc.; Registration Rights Agreement


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED: April 26, 2001                   Advanced Technology Industries, Inc.


                                         By  /S/ Hans Joachim Skrobanek
                                             ----------------------------------
                                             Hans Joachim Skrobanek, President

                               Page 6 of 6 Pages